FILED VIA EDGAR
                                                              ---------------

August 14, 2008


U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


     Re:  PMFM Investment Trust
          File No. 811-21317


     Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find a copy of the Investment Company Bond (the "Bond") for PMFM Investment Trust ("Trust") under Exhibit 99-1.

      Also enclosed is a copy of the resolutions which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust, approving the amount, type, form and coverage of the Bond, now in effect for the Registrant under EXHIBIT 99-2.

     Premiums for the Bond have been paid for the period beginning June 1, 2008 to June 1, 2009.

     If you have any questions about this filing, please contact the undersigned at (513) 587-3418.


Very truly yours,


/s/ Tina H. Bloom

Tina H. Bloom
Assistant Secretary